December 20, 2024

Tse Tsz Tun
Chief Executive Officer and Director
Masonglory Ltd
Room 8, 25/F, CRE Centre
889 Cheung Sha Wan
Kowloon, Hong Kong

       Re: Masonglory Ltd
           Amendment No. 2 to
           Registration Statement on Form F-1
           Filed December 13, 2024
           File No. 333-283046
Dear Tse Tsz Tun:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

Amendment 2 to Form F-1
Exhibit Index, page II-5

1. Please amend to provide an updated consent from your independent registered public accounting firm.
General

2. Please file the form of underwriting agreement as an exhibit to your registration statement.
 December 20, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Kyle Leung, Esq.